Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30,	Year ended December 31,
(in thousands, except for ratio)	2017	2016	2015	2014	2013	2012

Pretax income from continuing operations	$(166,175)	$14,375	$43,675	$27,133	$10,943	$7,977

Fixed charges:
Interest expense	8,762	23,761	6,854	1,520	1,894	2,346

Earnings (a)	(157,413)	38,136	50,529	28,653	12,837	10,323

Fixed charges (b)	8,762	23,761	6,854	1,520	1,894	2,346

Ratio of earnings to fixed charges (a/b)	0	1.6	7.4	18.9	6.8	4.4